NEWS RELEASE

Attention:Financial Editors	Stock Symbol:	PGF.UN, TSX;PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES FISCAL 2002 RESULTS

     (Calgary, March 3, 2003) / CNW / — Pengrowth Corporation, administrator of Pengrowth Energy Trust, announced today results for the year ended December 31, 2002. The following discussion and analysis of financial results should be read in conjunction with the attached unaudited consolidated financial statements for the year ended December 31, 2002. All amounts are stated in Canadian dollars unless otherwise specified.

FINANCIAL AND OPERATING HIGHLIGHTS

($CDN thousands, except per unit and volume amounts)
Year ended December 31	2002	2001	% Change

FINANCIAL
INCOME STATEMENT
Oil and gas sales	$482,301	$469,929	3%
Net income	$49,067	$85,150	-42%
Per unit	$0.546	$1.201	-55%
Distributable income	$194,458	$215,787	-10%
Actual distributions paid or declared per unit	$2.07	$3.01	-31%
Weighted average number of units outstanding (000’s)	89,923	70,911	27%
UNITS OUTSTANDING AT YEAR END (000’s)	110,562	82,240	34%
BALANCE SHEET
Working capital	$(36,568)	$(19,746)	85%
Property, plant and equipment and other assets	$1,444,668	$1,208,526	20%
Long-term debt	$316,501	$345,456	-8%
Unitholders’ equity	$1,053,939	$817,203	29%

Debt plus equity	$1,370,440	$1,162,659	18%

EQUITY MARKET CAPITALIZATION	$1,628,583	$1,169,454	39%
ENTERPRISE VALUE *	$1,945,084	$1,514,910	28%
NET ASSET VALUE @ 12%	$1,113,550	$799,327	39%
NET ASSET VALUE PER UNIT	$10.08	$9.72	4%
OPERATING
DAILY PRODUCTION
Crude oil (barrels)	19,914	19,726	1%
Natural gas (thousands of cubic feet)	111,713	91,764	22%
Natural gas liquids (barrels)	5,252	5,258	0%
Total production (boe) 6:1	43,785	40,320	9%
TOTAL ANNUAL PRODUCTION (mboe) 6:1	15,982	14,717	9%
PRODUCTION PROFILE (6:1 conversion)
Crude oil	45%	49%
Natural gas	43%	38%
Natural gas liquids	12%	13%
AVERAGE PRICES
Crude oil (per barrel)	$38.06	$37.26	2%
Natural gas (per mcf)	$3.85	$4.48	-14%
Natural gas liquids (per barrel)	$28.11	$30.68	-8%
Average price per boe 6:1	$30.18	$31.93	-5%
ESTABLISHED RESERVES
Crude oil (mbbls)	106,738	105,184	2%
Natural gas (bcf)	502.3	476.2	6%
Natural gas liquids (mbbls)	24,354	25,964	-6%
Total oil equivalent (mboe)	214,814	210,522	2%

*	Enterprise value equals market value of equity plus long-term debt
Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of 6 thousand cubic feet (mcf) to one barrel of oil equivalent (boe). All amounts are stated in Canadian dollars unless otherwise specified.

2002 Overview:

• Distributable Income of $194.5 million was paid to Unitholders compared to $215.8 million in 2001. The decrease is attributable mainly to lower natural gas prices and higher operating expenses in 2002.

• Distributable income per unit was $2.07 compared to $3.01 per unit in the prior year. An additional $0.05 per unit earned in 2002 was withheld to fund capital expenditures.

• Net Income decreased to $49.1 million ($0.55 per unit) compared to $85.2 million ($1.20 per unit) in 2001, due mainly to lower natural gas prices, higher operating costs and higher depletion.

• Average production increased 9% over the prior year to 43,785 boe per day.

• Pengrowth obtained a listing on the New York Stock Exchange in April, and in November, completed a cross border public equity offering of 20.1 million units at $14.00 per unit. In total, two public trust unit offerings completed during 2002 raised $380 million in net equity proceeds. For the second consecutive year, this was the largest amount of new equity raised by any Canadian oil and gas company.

• Pengrowth diversified its property portfolio through the acquisition of substantially all of Calpine Canada’s B.C. properties. In total, Pengrowth acquired 37.7 mmboe of Established reserves in 2002, at a price of $10.33 per boe and sold non-core properties with reserves of 9.7 mmboe.

• Year-end Established Reserves increased 2% to 214.8 mmboe.

• Pengrowth finished the year with a strong balance sheet: long-term debt was reduced to $317 million while committed loan facilities were expanded to $575 million at year end. The debt to debt plus equity ratio was reduced to 23% from 30% in the prior year.

RESULTS OF OPERATIONS

Production

Average daily production increased 9% to 43,785 boe per day in 2002 compared to 40,320 boe per day in 2001. This increase is attributable mainly to the acquisition of Calpine Canada’s British Columbia properties on October 1, 2002, and a full year’s production from the Sable Offshore Energy Project (“SOEP”) interest which was acquired in June 2001.

Daily Production volumes	2002	2001	% Change

Crude oil (bbl/d)	19,914	19,726	+ 1%
Natural gas (mcf/d)	111,713	91,764	+ 22%
Natural gas liquids (bbl/d)	5,252	5,258	—
Total daily sales volumes (boepd)6:1 basis	43,785	40,320	+ 9%

The exit production rate for December was approximately 52,000 boe per day, comprised of 48% crude oil, 41% natural gas and 11% natural gas liquids.

Pricing and Commodity Price Hedging
Pengrowth’s Average Realized Prices
(Adjusted for Hedging)

	2002	2001	% Change

Crude oil ($/bbl)	$38.06	$37.26	+ 2%
Natural gas ($/mcf)	$3.85	$4.48	- 14%
Natural gas liquids ($/bbl)	$28.11	$30.68	- 8%
Total oil and gas sales ($/boe)	$30.18	$31.93	- 5%

Benchmark Pricing

	2002	2001	% Change

WTI crude oil ($US/bbl)	$26.08	$25.90	+ 1%
AECO (monthly) natural gas ($/mcf)	$4.07	$6.30	- 35%
NYMEX (HH close) natural gas	$3.22	$4.27	- 25%
($US/MMbtu)
Currency ($Cdn/ $US)	$1.5703	$1.5489	+ 1%

Pengrowth’s average crude oil price increased 2% in 2002 to $38.06 per bbl compared to $37.26 in 2001. This price difference reflects a similar increase in the WTI benchmark crude price, adjusted for the $Cdn/$US exchange rate. The impact of increased hedging losses in 2002 was largely offset by lower differentials on heavier streams of crude oil in 2002.

In 2002 Pengrowth had 4,430 bbls per day, or 22% of crude oil production hedged at an average price of Cdn$38.66 per bbl. Pengrowth’s hedging program resulted in a total hedging loss on crude oil for the year of $6.1 million or $0.83 per bbl, compared to a loss of $0.6 million or $0.09 per bbl in 2001. Hedging losses are recorded as a component of oil and gas sales.

Pengrowth’s average natural gas price declined 14% from $4.48 per mcf in 2001 to $3.85 per mcf in 2002. In comparison the average AECO and NYMEX benchmark gas prices fell 35% and 25% respectively. The lower decline in Pengrowth’s average price compared to these indices is due to the impact of Pengrowth’s hedging program for 2002.

During 2002 Pengrowth sold 2.7 bcf of gas at an average price of $2.97 per mcf under fixed price contracts. These contracts were entered into in 1999 and expired in the fourth quarter of 2002. As the average spot price exceeded this hedged position, an opportunity cost of $1.9 million or $0.05 per mcf (relative to the monthly AECO index) is included in Pengrowth’s gas sales for 2002. In addition, Pengrowth had 2.6 bcf hedged with financial swap contracts at an average price of $US 3.90 (before transportation), resulting in a hedging gain of $0.1 million. In total, Pengrowth realized a net hedging loss on natural gas of $1.8 million ($0.04 per mcf) compared to a loss of $16.1 million ($0.48 per mcf) in 2001.

Pengrowth’s average price for natural gas liquids (“NGLs”) fell 8% to $28.11 per bbl in 2002 reflecting the impact of lower natural gas prices on natural gas liquids.

Oil and Gas Sales

Oil and Gas Sales	Year ended		Percent
($millions)	2002	2001	Change

Crude oil	$276.6	$268.3	+ 3%
Natural gas	156.9	150.2	+ 4%
Natural gas liquids	53.9	58.9	- 8
Less gross overriding royalties	(8.2)	(9.9)	-17%
Gas marketing and brokering income	3.1	2.4	+29%

Total Oil and Gas Sales	$482.3	$469.9	+ 3%

Pengrowth’s oil and gas sales increased 3% to $482.3 million in 2002. This increase in revenue is attributable to acquisitions over the last year offset by lower average commodity prices. The following table illustrates the effect of changes in prices and volumes on oil and gas sales.

Oil and Gas Sales — Price and volume analysis

(millions of dollars)	Oil	Gas	NGL	GORR	Other	Total
Year ended December 31, 2001	$268.3	$150.2	$58.9	$(9.9)	$2.4	$469.9
Effect of change in sales volumes	2.5	32.7	—	—	—	35.2
Effect of increase (decrease) in product price	5.8	(26.0)	(5.0)	—	—	(25.2)
Other	—	—	—	1.7	0.7	2.4
Year ended December 31, 2002	$276.6	$156.9	$53.9	$(8.2)	$3.1	$482.3

Royalties

Crown royalties, freehold royalties and mineral taxes increased to $80.6 million or 17% of oil and gas sales compared to $72.0 million or 15% of oil and gas sales in 2001. The increase in the royalty rate as a percentage of oil and gas sales is due to lower injection credits received in 2002 with the reduction of miscible flood injection costs, and a slightly higher effective royalty rate for the newly acquired B.C. properties, offset in part by the impact of a lower gas crown royalty reference price in Alberta and a full year’s contribution from the SOEP interest which had an effective royalty rate of approximately 1% in 2002 (this is expected to increase to approximately 2% in 2003).

Operating Expenses

Operating expenses increased to $129.8 million in 2002 compared to $104.9 million in 2001, mainly as a result of additional properties acquired in the past year and the SOEP interest acquired in June 2001. Operating costs per boe increased 14% to $8.12 per boe compared to $7.13 per boe in 2001. The increase in operating costs per boe is attributable to a number of factors including higher average operating costs at the SOEP interest offset in part by lower per boe costs for the newly acquired B.C. properties.

Pengrowth’s operating expenses are expected to increase in 2003 with the full year’s impact of the B.C. properties acquired in the fourth quarter of 2002, and an expected increase in the Emera Inc. (“Emera”) processing fee due to Emera’s additional capital expenditure requirements for Tier II development, which will increase the processing fee base. Other capital expenditures paid by Emera will also be included in the rate base.

At this time, a moderate increase in Pengrowth’s average operating expenses per boe is anticipated for 2003, however if current commodity price levels are sustained, we could see further increases as a result of high electricity rates and general cost increases in the industry.

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit, which is currently 30 months. In 2002, the total cost of purchased injectants was $15.1 million (2001 – $56.4 million), with $44.3 million amortized and deducted from distributable income (2001 – $47.4 million). As at December 31, 2002, Pengrowth had deferred injectant costs of $33.8 million, which will be amortized and charged against distributable income of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating costs. Total injectant costs are expected to increase in 2003, due mainly to higher forecasted prices for ethane and methane, however the amount of injectants amortized against distributable income is expected to decline as the deferred portion of prior years’ costs has declined.

Interest

Interest expense has declined to $15.4 million in 2002 from $18.8 million in 2001 mainly as a result of lower interest rates in 2002.

Pengrowth has locked in the interest rate on $125 million of long term debt by entering into interest rate swaps for three year terms ending in November 2004 to March 2005, at an average borrowing cost of 4.09%, before stamping fees.

Many variables will affect interest expense in 2003 including future acquisitions and capital spending, the relative amount of debt and equity financing, as well as prevailing interest rates on the portion of debt for which the interest rate has not been fixed. Pengrowth is considering converting a portion of its existing bank debt to longer term debt, which will have a higher interest rate compared to prevailing rates on the existing facility.

General and Administrative

General and administrative expenses increased to $11.0 million ($0.69 per boe) in 2002 from $7.5 million ($0.51 per boe) in 2001. This increase is due to additional costs of managing a larger property portfolio and an expansion of the trust unitholder base, as well as general cost and salary increases over the period.

As a result of recent staff additions and the move to larger and higher rent office premises in the fourth quarter of 2002, Pengrowth anticipates general and administrative costs will increase by approximately 20% in 2003, based on current staffing levels. Pengrowth includes the general and administrative costs associated with its Calgary-based operations team in operating expense.

Employees

Pengrowth employees (at December 31)	2002	2001

Calgary office	50	38
Calgary operations	33	23
Field	123	108
Total	206	169

Management Fees

Management fees paid to Pengrowth Management Limited were $6.6 million in 2002 compared to $7.1 million in 2001. On a unit of production basis, management fees decreased to $0.41 per boe, compared to $0.48 per boe in 2001.

Taxes

Capital taxes of $0.5 million in 2002 (2001 — $2.7 million) consists of the Federal Large Corporations Tax and the Saskatchewan Capital Tax and Resource Surcharge. Included in the amount recorded in 2002 is a recovery of $1.3 million related to prior year reassessments.

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders, and historically, this has been sufficient to reduce taxable income to nil. The recent change to Pengrowth’s distribution policy, whereby approximately 10% of funds available for distribution are withheld to fund capital expenditures, could result in taxable income in the Corporation in the future, however there are, at present, sufficient tax pools available in the Corporation to offset the expected level of income to be retained.

Pengrowth Energy Trust paid $1.93 per unit as cash distributions during the 2002 calendar year. For Canadian tax purposes 22% of these distributions or $0.4252 per unit is taxable income to unitholders for the 2002 tax year. The remaining 78% or $1.5048 per unit is a tax deferred return of capital which will reduce the unitholder’s cost base of the unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

At December 31, 2002, the trust had unused tax deductions of $10.64 per unit (2001 — $11.06). At this time, Pengrowth anticipates that approximately 55-60% of 2003 distributions will be taxable. This estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Depletion and Ceiling Test

Depletion and depreciation of property, plant and equipment is provided on the unit of production method based on total proved reserves. The provision for depletion and depreciation increased 12% in 2002 to $138.9 million from $124.2 million in 2001 due to a larger depletable asset base and higher production. On a unit of production basis, depletion increased 3% to $8.69 per boe in 2002 from $8.44 per boe in 2001.

Under Canadian generally accepted accounting principals (“GAAP”), a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The cost of these assets, less accumulated depletion, is limited to the estimated future net revenue from proved reserves (based on unescalated prices and costs at the balance sheet date) less estimated future general and administrative costs, financing costs, and management fees. There was a significant surplus in the ceiling test at year-end 2002.

Future Site Restoration

An engineering estimate of the future costs for restoration and abandonment of well sites and facilities is updated annually. This cost estimate is amortized against net income over the life of the properties on a unit of production basis. The provision for future site restoration costs increased to $13.4 million in 2002 from $8.5 million in 2001, primarily as a result of properties acquired over the past year.

Netbacks

Pengrowth earned $12.48 for every barrel of oil equivalent produced in 2002 compared to $14.66 per boe in 2001. As illustrated below, the lower netback realized in 2002 is mainly due to lower average commodity prices and higher operating costs.

Netbacks per boe of Production (6:1)		Year ended December 31,

	2002	2001

Oil and gas sales	$30.18	$31.93
Crown and freehold royalties	(5.04)	(4.89)
Other income	0.45	0.56
Operating costs	(8.12)	(7.13)
Amortization of injectants	(2.77)	(3.22)

Operating Netback	14.70	17.25

Interest	(0.96)	(1.28)
General and administrative	(0.69)	(0.51)
Management fees	(0.41)	(0.48)
Capital taxes	(0.03)	(0.18)
Other	(0.13)	(0.14)

Netback per boe	$12.48	$14.66

Distributable Income

The following table reconciles net income to distributable income:

	2002	2001

Net income	$49,067	$85,150
Add (Deduct): Depletion, depreciation and future site restoration	152,229	132,737
Remediation expenses and trust fund contributions	(1,816)	(2,117)
Cash withheld to fund capital expenditures	(5,022)	–
Other	–	17

Distributable income	$194,458	$215,787

Distributable income per unit based on distributions paid or declared	$2.07	$3.01

Pursuant to a Unitholder resolution on April 23, 2002, the board of directors of Pengrowth Corporation may elect to retain up to 20% of gross revenues to provide for the payment of future capital expenditures or for the payment of future distributions. Commencing with the January 15, 2003 distribution to unitholders, approximately 10% of funds available for distribution have been withheld. Subject to the limit of 20% of gross revenues approved by unitholders, the Board of Directors may elect to increase (or decrease) the amount withheld in the future.

Acquisitions and Dispositions

In October, 2002 Pengrowth acquired substantially all of the properties in northern British Columbia owned by Calpine Canada Natural Gas Partnership (less a minor share of these assets which were concurrently sold to Progress Energy) for total net consideration of $352 million, after closing adjustments. Pengrowth also acquired additional working interests in the Quirk Creek area, including an additional 25.9% working interest in the Quirk Creek gas plant, for $34 million, after adjustments, in the second quarter of 2002. In total, Pengrowth acquired 37.7 mmboe of Established reserves in 2002, at an average price of $10.33 per boe to replace over 230% of production.

Several non-core properties were sold in 2002 for total aggregate proceeds of $43.1 million, after adjustments. Pengrowth frequently reviews our property portfolio and may dispose of additional non-core assets in the future as opportunities for rationalization and consolidation are identified.

Capital Expenditures

Pengrowth spent $55.6 million in capital expenditures in 2002 compared to $74.0 million in 2001; $48.2 million was spent on development drilling, completions and tie-ins, and $7.4 million was spent on facilities. In 2003, Pengrowth expects to spend approximately $87 million on development opportunities at existing properties. The majority of this will be spent at SOEP, Judy Creek, the newly acquired B.C. properties, and Weyburn.

Capital Expenditures
Year ended December 31	2002			2001

($millions)	Development	Facilities	Total Capital	Total Capital
Property	Drilling		Expenditures	Expenditures

Judy Creek	$18.1	$2.7	$20.8	$27.8
Sable*	14.2	—	14.2	7.5
McLeod River	4.9	0.2	5.1	5.9
Goose River	4.2	0.5	4.7	1.4
Weyburn	1.5	0.7	2.2	5.3
House Mountain	1.3	0.4	1.7	4.0
Swan Hills	1.1	0.4	1.5	2.0
Nipisi	0.3	0.4	0.7	3.0
Monogram	—	0.1	0.1	4.2
Other	2.6	2.0	4.6	12.9
Total	$48.2	$7.4	$55.6	$74.0

*	Relates only to Pengrowth’s royalty share of capital expenditures

Development drilling at Judy Creek included four producing oil wells and three vertical injection wells. Development plans for 2003 include two to four new oil wells and three horizontal and two vertical injectors.

At SOEP, 2002 development drilling included one well in the Venture field which was completed in the third quarter. The first development well in the South Venture field was spudded prior to year end. Phase II of the SOEP project is currently under construction with the development of the Alma field. Two wells are planned for Alma this summer and production startup is expected in late 2003. Construction of the South Venture platform is proceeding and production is expected to come on stream in late 2004.

Pengrowth has an agreement with Emera regarding capital expenditures for offshore capital projects at SOEP whereby, once the capital expenditures exceed a threshold of $65 million, further costs can either be reflected as an increase in the processing fee rate base, which is based on a 15% rate of return on a pre-tax basis, or, at the option of Emera, the costs could be passed through to or borne directly by Pengrowth. At this time, Pengrowth anticipates that Emera will not reach the $65 million expenditure threshold until early 2004.

At McLeod River, Pengrowth drilled five successful gas wells in 2002, and plans to drill between four to six gas wells in 2003. We anticipate participating in three non-operated wells in 2003.

At Goose River, four successful oil wells were drilled and put on production in 2002.

At Weyburn, development activities included additional infill drilling, injection wells and infrastructure to support the CO2 miscible flood project. Incremental oil production from the CO2 injection had increased to approximately 5,000 bpd (488 bpd net to Pengrowth) by year end.

Net Asset Value

In the following table, Pengrowth’s net asset value is measured with reference to the present value of future net cash flows from reserves, as estimated by independent reserve engineers, Gilbert Laustsen Jung Associates Ltd. (“GLJ”), less any working capital deficiency and long-term debt at year-end.

Net Asset Value December 31, 2002
($millions except per unit amounts)
	Present worth discounted at

	10%	12%	15%

Present value of net cash flows from Established	$1,495	$1,370	$1,219
Reserves*
Current assets less current liabilities	9	9	9
Remediation trust fund	7	7	7
Distributions payable to unitholders	45	45	45
Long-term debt	(317)	(317)	(317)
Net asset value	$1,239	$1,114	$963
Net asset value per trust unit	$11.21	$10.08	$8.71

*	Based on GLJ’s report effective December 31, 2002 for Established Reserves (proved plus half probable) and GLJ’s January 2003 price forecast, including the effects of Pengrowth’s current hedging program.

Financial Resources and Liquidity

Pengrowth’s long-term debt decreased by $29 million in fiscal 2002 to $317 million at December 31, 2002. The factors contributing to the change in long-term debt are shown in the following table:

Continuity of Long-term Debt
($millions)	2002	2001

Beginning balance, January 1	$345	$287
Less: Net Equity Proceeds	(382)	(306)
Property dispositions	(43)	(24)
Cash (provided by) used for operating activities	(58)	37
Add: Property acquisitions	392	280
Capital expenditures	56	74
Other	7	(3)

Ending balance, December 31	$317	$345

Pengrowth currently has a $540 million revolving credit facility syndicated among nine financial institutions with an extendible 364 day revolving period and a three-year amortization term. In addition, Pengrowth has a $35 million demand operating line of credit. These facilities in aggregate are reduced by outstanding letters of credit in the amount of approximately $33 million. For 2004, the facilities will be reduced by a further $25 million of letters of credit.

Financial Leverage and Coverage	2002	2001

Distributable income to interest expense (times)	12	11
Long-term debt to distributable income (times)	1.6	1.6
Long-term debt to debt plus equity (%)	23%	30%

Risk Management Program

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Pengrowth has the following volumes hedged for 2003 and 2004:

	Crude Oil		Western Natural Gas		Eastern Natural Gas

				Average		Average
		Average		Plantgate		Plantgate
	Volume	Price	Volume	Price	Volume	Price
	(bbl/d)	(C$/bbl)	(mcf/d)	(C$/mcf)	(mmbtu/d)	(C$/mmbtu)

2003	11,000	$41.41	14,217	$5.97	17,000	$5.09
2004	8,500	$38.09			12,000	$4.54

Trust Unit Information

					Volume	Value
Trust Unit Trading - TSE		High	Low	Close	(000's)	$millions

2002	1st quarter	$16.23	$13.25	$16.13	11,395	$165.7
	2nd quarter	17.00	14.60	15.05	12,588	197.1
	3rd quarter	15.63	13.01	14.90	9,367	140.8
	4th quarter	14.99	13.42	14.73	17,760	250.1
	Year	$17.00	13.01	14.73	51,110	$753.7
2001	1st quarter	$21.25	$18.70	$19.85	8,784	$176.2
	2nd quarter	21.95	17.11	18.10	10,048	205.2
	3rd quarter	19.50	14.05	15.00	9,471	163.8
	4th quarter	17.20	12.80	14.22	12,946	189.2
	Year	$21.95	$12.80	$14.22	41,249	$734.4

Trust Unit Trading - NYSE
(listed on April 10, 2002)					Volume	Value
(in $US)		High	Low	Close	(000's)	$millions

2002	2nd quarter	$10.90	$9.50	$9.93	1,784	$18.1
	3rd quarter	10.25	8.40	9.37	1,141	11.0
	4th quarter	9.79	8.50	9.27	6,747	60.6
	Year	$10.90	$8.40	$9.27	9,672	$89.7

Pengrowth had 110,562,327 trust units outstanding at December 31, 2002, compared to 82,240,069 trust units at December 31, 2001. The weighted average number of units during the year was 89,922,886 (2001 – 70,910,746).

On June 4, 2002 Pengrowth completed a public offering of 8.0 million units at $15.40 per unit to raise total gross proceeds of $123.2 million. In November 2002, Pengrowth completed another public offering, in Canada and the United States, issuing an additional 20.1 million units at $14.00 for gross proceeds of $281.2 million.

Business Prospects

Pengrowth continues to pursue acquisition opportunities in order to replace production and reserves. Within the current environment of high commodity prices, the competition for acquisition opportunities is expected to remain strong. Pengrowth will remain diligent in pursuing only those acquisition opportunities that enhance unitholder returns over the long term. In addition, Pengrowth’s operations personnel are continually looking for further initiatives to enhance production from existing properties and to control and reduce costs in order to maximize returns from our existing property portfolio.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

PENGROWTH ENERGY TRUST

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Stated in thousands of dollars)

	2002	2001

	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and term deposits	$8,292	$3,797
Marketable Securities	1,906	—
Accounts receivable	41,426	27,859
Inventory	1,301	2,687

	52,925	34,343
REMEDIATION TRUST FUND	6,679	6,470
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS	1,444,668	1,208,526

	$1,504,272	$1,249,339

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$43,092	$31,359
Distributions payable to unitholders	45,315	22,207
Due to Pengrowth Management Limited	1,086	523

	89,493	54,089
LONG-TERM DEBT	316,501	345,456
FUTURE SITE RESTORATION COSTS	44,339	32,591
TRUST UNITHOLDERS’ EQUITY	1,053,939	817,203

	$1,504,272	$1,249,339

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2002	2001

	(unaudited)	(audited)

REVENUES
Oil and gas sales	$482,301	$469,929
Processing and other income	6,936	7,071
Crown royalties, net of incentives	(73,833)	(65,203)
Freehold royalties and mineral taxes	(6,774)	(6,757)

	408,630	405,040
Interest and other income	274	1,348

NET REVENUE	408,904	406,388
EXPENSES
Operating	129,802	104,943
Amortization of injectants for miscible floods	44,330	47,448
Interest	15,395	18,806
General and administrative	10,992	7,467
Management fee	6,567	7,120
Capital taxes	483	2,659
Depletion and depreciation	138,874	124,208
Future site restoration	13,355	8,529

	359,798	321,180

INCOME BEFORE THE FOLLOWING	49,106	85,208
ROYALTY INCOME ATTRIBUTABLE TO ROYALTY UNITS OTHER THAN THOSE HELD BY PENGROWTH ENERGY TRUST	39	58

NET INCOME	$49,067	$85,150

NET INCOME PER UNIT Basic	$0.546	$1.201

Diluted	$0.545	$1.197

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2002	2001

CASH PROVIDED BY (USED FOR):	(unaudited)	(audited)

OPERATING
Net income	$49,067	$85,150
Items not involving cash
Depletion, depreciation and future site restoration	152,229	132,737
Amortization of injectants	44,330	47,448
Purchase of injectants	(15,107)	(56,352)
Expenditures on remediation	(1,607)	(1,223)
Gain on sale of marketable securities	(176)	—

Funds generated from operations	228,736	207,760
Distributions	(171,350)	(241,590)
Changes in non-cash operating working capital	120	(2,919)

	57,506	(36,749)

FINANCING
Change in long-term debt	(28,955)	58,080
Proceeds from issue of trust units	382,127	305,875

	353,172	363,955

INVESTING
Expenditures on property acquisitions	(391,761)	(280,058)
Expenditures on property, plant and equipment	(55,631)	(74,026)
Proceeds on property dispositions	43,153	23,567
Change in Remediation Trust Fund	(209)	(955)
Purchase of marketable securities	(2,780)	—
Proceeds from sale of marketable securities	1,050	—
Change in non-cash investing working capital	(5)	3,530

	(406,183)	(327,942)

INCREASE (DECREASE) IN CASH	4,495	(736)
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	3,797	4,533

CASH AND TERM DEPOSITS AT END OF YEAR	$8,292	$3,797

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF TRUST UNITHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31
(Stated in thousands of dollars)

	2002	2001

	(unaudited)	(audited)

Unitholders’ equity at beginning of year	$817,203	$641,965
Units issued, net of issue costs	382,127	305,875
Net income for year	49,067	85,150
Distributable income	(194,458)	(215,787)

TRUST UNITHOLDERS’ EQUITY AT END OF YEAR	$1,053,939	$817,203